Exhibit (d)(1)(a)

TRANSAMERICA PARTNERS FUNDS GROUP II

INVESTMENT ADVISORY AGREEMENT

SCHEDULE A

May 1, 2017

Fund	Investment Advisory Fee
Transamerica Asset Allocation – Intermediate Horizon	0.10%
Transamerica Asset Allocation – Intermediate/Long Horizon	0.10%
Transamerica Asset Allocation – Long Horizon	0.10%
Transamerica Asset Allocation – Short Horizon	0.10%
Transamerica Asset Allocation – Short/Intermediate Horizon	0.10%
Transamerica Partners Institutional Balanced	0.45%
Transamerica Partners Institutional Government Money Market	0.25% of the first $1 billion 0.24% over $1 billion to $3 billion 0.23% in excess of $3 billion
Transamerica Partners Institutional Large Value	0.45%